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     As filed with the Securities and Exchange Commission on June 7, 2000

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO

                  Tender Offer Statement under Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                ----------------

                                  MEDIS EL LTD.
                            (Name of Subject Company)

                                ----------------

                             MEDIS TECHNOLOGIES LTD.
                         (Name of Filing Person-Offeror)

                                ----------------

                  ORDINARY SHARES, PAR VALUE 0.1 NIS PER SHARE
                         (Title of Class of Securities)

                                ----------------

                                   M6879H 10 3
                      (Cusip Number of Class of Securities)

                                ----------------

                     ROBERT K. LIFTON, Chairman of the Board
                             MEDIS TECHNOLOGIES LTD.
                                805 Third Avenue
                            New York, New York 10022
                                 (212) 935-8484
          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                ----------------

                                    Copy To:

                              ELLIOT BRECHER, ESQ.
                              STEPHEN E. FOX, ESQ.
                 COOPERMAN LEVITT WINIKOFF LESTER & NEWMAN, P.C.
                                800 Third Avenue
                            New York, New York 10022
                                 (212) 688-7000



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CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation: $92,745,135(1)   | Amount of Filing Fee: $18,541.83
--------------------------------------------------------------------------------
----------
(1) Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the issuance of 5,297,667 shares of the common stock, par value $0.01 of Medis Technologies Ltd. ("MTL"), a Delaware corporation, in exchange for all outstanding shares of Medis El Ltd., an Israeli corporation, not beneficially owned by MTL. The value of the transaction, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, is based upon the average of the bid and asked price of Medis El Ltd. as of April 18, 2000. The amount of the filing fee, calculated pursuant to the same regulation, equals 1/50th of one percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $8,097.08
                       ---------------------------------------------------------
Form or Registration No.:  Form S-1 (333-83945)
                         -------------------------------------------------------
Filing Party:  Medis Technologies Ltd.
             -------------------------------------------------------------------
Date Filed: July 28, 2999, December 29, 1999, February 11, 2000 and
            March 16, 2000
           ---------------------------------------------------------------------

|_| Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.

         |_|      issuer tender offer subject to Rule 13e-4.

         |_|      going-private transaction subject to Rule 13e-3.

         |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:
         |X|



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         This Amendment No. 2, the final amendment, amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 24, 2000, by Medis Technologies Ltd., a Delaware corporation ("Purchaser"), relating to the offer (the "Offer") by the Purchaser to exchange
1.37 shares of the Purchaser's common stock, par value $.01 per share (the "Exchange Shares"), for each outstanding ordinary share, par value NIS 0.1 per share (the "Ordinary Shares"), of Medis El Ltd. ("Medis El"), an Israeli corporation, not owned by the Purchaser, upon the terms and subject to the conditions set forth in the prospectus dated April 24, 2000 and in the related Letter of Transmittal.


ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 8 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

(a) - (b) The Offer expired at 5:00 p.m. Eastern time, on Monday, June 5, 2000. Based on preliminary information provided by the exchange agent to the Purchaser, there were validly tendered and not withdrawn 3,635,397 Ordinary Shares, representing, along with the approximately 64% of Medis El already owned by the Purchaser, approximately 97.8% of the issued and outstanding Ordinary Shares. Each Ordinary Share validly tendered and not withdrawn at the expiration of the Offer was accepted for exchange and will be exchanged for 1.37 Exchange Shares. On June 6, 2000, the Purchaser issued a press release attached hereto as Exhibit (a)(9). The information contained therein is incorporated herein by reference.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(8)-     Text of Press Release dated June 5, 2000.
(a)(9)-     Text of Press Release dated June 6, 2000.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2000

                                        MEDIS TECHNOLOGIES LTD.

                                        By: /s/ ROBERT K. LIFTON
                                           ---------------------------------
                                           Robert K. Lifton
                                           Chairman of the Board and Chief
                                           Executive Officer



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                                  EXHIBIT INDEX

         The following Items (a)(8) and (a)(9) are hereby added to the Exhibit Index.

 EXHIBIT
    NO.                 DESCRIPTION

(a)(8)            Text of Press Release, dated June 5, 2000.
(a)(9)            Text of Press Release, dated June 6, 2000.



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